PROSPECTUS SUPPLEMENT NO. 2 (to prospectus dated October 30, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No.333-269150

Lanvin Group Holdings Limited

Primary Offering of

31,979,969 Ordinary Shares Underlying Warrants

15,000,000 Ordinary Shares Underlying Convertible Preference Share

Secondary Offering of

153,460,240 Ordinary Shares

11,280,000 Warrants to Purchase Ordinary Shares

This prospectus supplement supplements the prospectus dated October 30, 2023 (as supplemented or amended from time to time, the “prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-269150). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained herein.

The prospectus and this prospectus supplement relate to the issuance by us of (i) up to 20,699,969 of our ordinary shares, par value $0.000001 per share (“Ordinary Shares”) that are issuable by us upon the exercise of 20,699,969 Public Warrants (as defined below) that were previously registered, (ii) up to 11,280,000 Ordinary Shares that are issuable by us upon the exercise of 11,280,000 Private Placement Warrants (as defined below) and (iii) up to 15,000,000 Ordinary Shares that are issuable by us upon the conversion of one Convertible Preference Share (as defined below) that was issued by us to Meritz Securities Co., Ltd (“Meritz”) in exchange for one FFG Collateral Share (as defined below) issued to Meritz by Fosun Fashion Group (Cayman) Limited (“FFG”) on a private placement basis at a price of $1.00 per share pursuant to Meritz’s subscription agreement..

The prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus (collectively, the “Selling Securityholders”) of (A) up to 153,460,240 Ordinary Shares, consisting of (i) up to 15,327,225 Ordinary Shares that were issued on a private placement basis at a price of $10.00 per share to the PIPE Investors (as defined below) in connection with our Business Combination (as defined below) pursuant to their subscription agreements (“PIPE Shares”), (ii) up to 4,500,000 Ordinary Shares that were issued to Aspex Master Fund (“Aspex”) pursuant to its forward purchase agreement, which are comprised of (a) 4,000,000 Ordinary Shares issued in exchange for the 4,000,000 Class A ordinary shares of Primavera Capital Acquisition Corporation (“PCAC”) that were issued to Aspex by PCAC on a private placement basis at a price of $10.00 per share (assuming no value is assigned to Private Placement Warrants originally issued to Aspex referred to in clause (B) below), and (b) 500,000 Ordinary Shares issued in exchange for the 500,000 Class B ordinary shares of PCAC, or founder shares, that were transferred to Aspex by Primavera Capital Acquisition LLC (the “Sponsor”) on a private placement basis for no consideration, (iii) up to 4,999,999 Ordinary Shares that were issued to Meritz in exchange for the 18,569,282 ordinary shares of FFG issued to Meritz by FFG on a private placement basis at a price of approximately $2.69 per share (or an effective price of $10.00 per share, as adjusted for the Exchange Ratio) pursuant to Meritz’s subscription agreement, (iv) up to 97,353,016 Ordinary Shares that were issued to certain other shareholders of FFG (“FFG Selling Securityholders”) in exchange for the 362,577,510 FFG ordinary shares issued to FFG Selling Securityholders by FFG on a private placement basis at a weighted average price of $1.41 per share (calculated based on the applicable exchange rate at the time of the investments, or an effective price of $5.24 per share, as adjusted for the Exchange Ratio) pursuant to their subscription agreements, (v) up to 5,000,000 Ordinary Shares that were issued to the Sponsor in exchange for the 5,000,000 Class B ordinary shares of PCAC issued to the Sponsor by PCAC at an effective price of $0.005 per share, as further described in the immediately following paragraph, (vi) up to 11,280,000 Ordinary Shares issuable upon the exercise of Private Placement Warrants, and (vii) up to 15,000,000 Ordinary Shares issuable upon the conversion of one Convertible Preference Share and (B) up to 11,280,000 Warrants originally issued on a private placement basis, each exercisable for one Ordinary Share at an exercise price of $11.50 per share (“Private Placement Warrants”), which are comprised of (i) up to 1,000,000 Private Placement Warrants that were originally issued to Aspex pursuant to its forward purchase agreement and (ii) up to 10,280,000 Private Placement Warrants that were originally issued to the Sponsor at a price of $1.00 per warrant in connection with PCAC’s initial public offering.

Our Ordinary Shares and Warrants are listed on the New York Stock Exchange, or NYSE, under the trading symbols “LANV” and “LANV-WT,” respectively. On December 7, 2023, the closing prices for our Ordinary Shares and Warrants on the NYSE were $3.32 per share and $0.10 per warrant, respectively.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Departure of Chairman, Chief Executive Officer

Ms. Yun Cheng has decided to step down from her roles as the chairman of the board of directors (the “Board”) and the Chief Executive Officer of the Company, effective as of December 7, 2023.

Appointment of New Chairman, Director and Chief Executive Officer; Changes in Composition of Board Committees

On December 7, 2023, the Board elected Mr. Zhen Huang as the chairman of the Board with immediate effect. In addition, the Board approved the appointment of Mr. Chao Zou as a director of the Company and the appointment of Mr. Eric Chan as the Chief Executive Officer of the Company with immediate effect.

Aside from being a member of the Board, Mr. Chao Zou serves as an Executive President and Co-Chief Investment Officer of Yuyuan Inc., the Chairman of Supervisory Board of Tom Tailor GmbH, a Director of Shede Spirits and Jinhui Liquor, and a Director of Shanghai Diamond Exchange. Mr. Zou was awarded “2022 China CFO Outstanding Person” and “Top10 Capital Operations CFOs in China”. Prior to joining Fosun Group, Mr. Zou served as the Incharge of Innovation Finance Department of Shimao Group, and Assurance Manager in KPMG China. Mr. Zou holds a bachelor’s degree in business administration and a master’s degree in business management from Shanghai University of Finance and Economics.

In addition to serving as the Company’s Chief Executive Officer, Mr. Eric Chan is Co-Chairman at Greater Yuyuan Commercial Development Group. Before joining Fosun Group in 2018, Eric had held senior roles at other international corporations, including SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide spectrum in commercial industry throughout omni-channel shopping platform, luxury commercial real estate projects, as well as offices and high-end hotels & resorts. Mr. Chan holds a bachelor’s degree from The Hong Kong Polytechnic University for Hotel Management and an MBA degree from The University of Leicester.

Mr. Zhen Huang will serve as the chair of the Nominating and Corporate Governance Committees of the Board, and Ms. Weijin Fang will serve as a member of Compensation Committee of the Board, following Ms. Cheng’s departure. With these changes, the committees will be comprised of the following directors and independent directors:

Audit Committee

Jurjan Wouda Kuipers (Chair), Ceci Kurzman and Mitchell Alan Garber

Compensation Committee

Mitchell Alan Garber (Chair), Jennifer Fleiss, Weijin Fang and Max Chen

Nominating and Corporate Governance Committee

Zhen Huang (Chair), Ceci Kurzman, Jennifer Fleiss and Max Chen

EXHIBIT INDEX

Exhibit Number	Description

99.1	Lanvin Group Announces New CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Eric Chan
Name: Eric Chan
Title: Chief Executive Officer

Date: December 8, 2023

Exhibit 99.1

Lanvin Group Announces New CEO

Shanghai, 8 December 2023 – The board of Lanvin Group (NYSE: LANV) today announced that Joann Cheng, the group’s founding Chairman and Chief Executive Officer, has informed the board that she has decided to step down from her roles to pursue new endeavours outside the group. Consequently, the board has appointed Mr. Huang Zhen as the new Chairman and Mr. Eric Chan as CEO of the group, effective as of December 7th.

The board of Lanvin Group expressed its deep appreciation for Joann Cheng’s dedication to the group since its founding and wished her the best in her future career.

Joann Cheng, outgoing Chairman and CEO of Lanvin Group, said, “The past six years at Lanvin Group have been some of the most fulfilling of my career. What started as an idea in 2017 has now become a listed company on the New York Stock Exchange, with a solid track record of growth. Lanvin Group has a portfolio of five world-class brands, all of which are being reinvigorated with new leaders in place to take them to the next level in the global luxury goods market. With the recent successful launch of the first Lanvin Lab collection, the appointment last week of the new CEO at Sergio Rossi and the imminent announcement of a new Creative Director at Lanvin, I am pleased to be stepping away from the group, with a clear creative direction set, and all the building blocks in place for the next phase of growth.”

Lanvin Group’s new Chairman, Mr. Huang Zhen, is a Director of Fosun Group and currently serves as Executive Director and Executive President at Fosun International. He has also held a number of board roles and chairmanships with other listed consumer companies.

The group’s new CEO, Eric Chan, currently serves as Co-Chairman of Greater Yuyuan Commercial Development Group. He previously held senior roles at SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide commercial spectrum, including omni-channel shopping platforms, luxury commercial real estate projects, as well as offices and high-end hotels and resorts. His appointment comes at a time when Lanvin Group is embarking on an important next phase of growth, centred around retail expansion for all its brands in North America, Europe, Asia and the Middle East.

Huang Zhen, Chairman of Lanvin Group, said, “We are delighted to welcome Eric Chan as Lanvin Group’s new CEO. His extensive real estate and consumer experience will be invaluable as we drive the next phase of the group’s growth and expand our footprint globally.”

Eric Chan, CEO of Lanvin Group, said, “I am delighted to be joining Lanvin Group at this exciting time in its development. We have great leaders across all our brands, a clear creative direction set for the coming years, and an exciting consumer engagement strategy spanning digital and retail. We see significant opportunities ahead to build out our international presence.”

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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Enquiries:

Media

Miya He

Miya.he@lanvin-group.com

Investors

James Kim

James.kim@lanvin-group.com